UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number   0011-16621

REED ELSEVIER CAPITAL INC. / New York Stock Exchange Inc.
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Reed Elsevier Capital Inc. 1105 North Market Street Wilmington, DE 19801 (302) 427-9299
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

6.750% Notes due 2011, 7.750% Notes due 2014 and 8.625% Notes due 2019
(Title of each class of securities covered by this Form)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[ ]	17 CFR240.12d2-2(a)(1)

[ ]	17 CFR240.12d2-2(a)(2)

[ ]	17 CFR240.12d2-2(a)(3)

[ ]	17 CFR240.12d2-2(a)(4)

[ ]	Pursuant to 17 CFR240.12d2-2(b), the Exchange has complied with the rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

[X]
Pursuant to 17 CFR240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Reed Elsevier Capital Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

6/10/10	By: /s/ Kenneth E. Fogarty	President, Treasurer & Assistant Secretary
Date	Name: Kenneth E. Fogarty	Title

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable.  See General Instructions.